                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(B)

                               (AMENDMENT NO. 2 )*

                              LEVEL 8 SYSTEMS, INC.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   005018 10 6
                         --------------------------------
                                 (CUSIP NUMBER)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          Page 1 of 13 pages

                                  SCHEDULE 13G

-----------------------------                     ------------------------------
CUSIP No. 005018-10-6                                         Page 2 of 13 Pages
-----------------------------                     ------------------------------

  ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       PEC Israel Economic Corporation
       EIN 13-1143528

  ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                   (b)   |_|

  ------------------------------------------------------------------------------
  3    SEC USE ONLY

  ------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Maine
  ------------------------------------------------------------------------------
  NUMBER OF                      5  SOLE VOTING POWER
  SHARES                               -0-
  BENEFICIALLY                   -----------------------------------------------
  OWNED BY EACH                  6  SHARED VOTING POWER
  REPORTING                          3,654,002
  PERSON WITH
                                 -----------------------------------------------
                                 7  SOLE DISPOSITIVE POWER
                                        -0-

                                 -----------------------------------------------
                                 8  SHARED DISPOSITIVE POWER
                                     3,654,002

  ------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,654,002

  ------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             |_|
        CERTAIN SHARES
  ------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                               51.87%
  ------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON
                               CO

  ------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------------------------            -------------------------------
CUSIP No. 005018-10-6                                         Page 3 of 13 Pages
-------------------------------------            -------------------------------

  ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Discount Investment Corporation Ltd.

  ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |X|
                                                                     (b)   |_|

  ------------------------------------------------------------------------------
  3    SEC USE ONLY

  ------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
  ------------------------------------------------------------------------------
  NUMBER OF                      5   SOLE VOTING POWER
  SHARES                                   -0-
  BENEFICIALLY                   -----------------------------------------------
  OWNED BY EACH                  6   SHARED VOTING POWER
  REPORTING                             3,654,002
  PERSON WITH
                                 -----------------------------------------------
                                 7   SOLE DISPOSITIVE POWER
                                           -0-

                                 -----------------------------------------------
                                 8   SHARED DISPOSITIVE POWER
                                        3,654,002

  ------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              3,654,002

  ------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES                                                      |_|

  ------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                 51.87%

  ------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

                                 CO
  ------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------------------------            -------------------------------
CUSIP No. 005018-10-6                                         Page 4 of 13 Pages
-------------------------------------            -------------------------------

  ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       IDB Development Corporation Ltd.

  ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)   |X|
                                                                      (b)   |_|

  ------------------------------------------------------------------------------
  3    SEC USE ONLY

  ------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
  ------------------------------------------------------------------------------
  NUMBER OF                      5  SOLE VOTING POWER
  SHARES                               -0-
  BENEFICIALLY                   -----------------------------------------------
  OWNED BY EACH                  6  SHARED VOTING POWER
  REPORTING                          3,654,002
  PERSON WITH
                                 -----------------------------------------------
                                 7  SOLE DISPOSITIVE POWER
                                        -0-

                                 -----------------------------------------------
                                 8  SHARED DISPOSITIVE POWER
                                      3,654,002

  ------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              3,654,002

  ------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              |_|
        CERTAIN SHARES
  ------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                               51.87%
  ------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

                               CO
  ------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------------------------            -------------------------------
CUSIP No. 005018-10-6                                        Page 5 of 13 Pages
-------------------------------------            -------------------------------

  ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       IDB Holding Corporation Ltd.

  ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |X|
                                                                     (b)   |_|

  ------------------------------------------------------------------------------
  3    SEC USE ONLY

  ------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
  ------------------------------------------------------------------------------
  NUMBER OF                      5  SOLE VOTING POWER
  SHARES                                 -0-
  BENEFICIALLY                   -----------------------------------------------
  OWNED BY EACH                  6  SHARED VOTING POWER
  REPORTING                            3,654,002
  PERSON WITH
                                 -----------------------------------------------
                                 7  SOLE DISPOSITIVE POWER
                                          -0-

                                 -----------------------------------------------
                                 8  SHARED DISPOSITIVE POWER
                                       3,654,002

  ------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               3,654,002

  ------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          |_|
        CERTAIN SHARES
  ------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                 51.87%

  ------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

                                 CO

  ------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------------------------            -------------------------------
CUSIP No. 005018-10-6                                         Page 6 of 13 Pages
-------------------------------------            -------------------------------

  ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Raphael Recanati

  ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |X|
                                                                     (b)   |_|

  ------------------------------------------------------------------------------
  3    SEC USE ONLY

  ------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
  ------------------------------------------------------------------------------
  NUMBER OF                      5  SOLE VOTING POWER
  SHARES                               -0-
  BENEFICIALLY                   -----------------------------------------------
  OWNED BY EACH                  6  SHARED VOTING POWER
  REPORTING                           3,654,002
  PERSON WITH
                                 -----------------------------------------------
                                 7  SOLE DISPOSITIVE POWER
                                       -0-

                                 -----------------------------------------------
                                 8  SHARED DISPOSITIVE POWER
                                       3,654,002

  ------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               3,654,002

  ------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            |_|
        CERTAIN SHARES
  ------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                51.87%
  ------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

                                IN
  ------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------------------------            -------------------------------
CUSIP No. 005018-10-6                                         Page 7 of 13 Pages
-------------------------------------            -------------------------------

  ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Elaine Recanati

  ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)   |X|
                                                                      (b)   |_|

  ------------------------------------------------------------------------------
  3    SEC USE ONLY

  ------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
  ------------------------------------------------------------------------------
  NUMBER OF                      5  SOLE VOTING POWER
  SHARES                               -0-
  BENEFICIALLY                   -----------------------------------------------
  OWNED BY EACH                  6  SHARED VOTING POWER
  REPORTING                          3,654,002
  PERSON WITH
                                 -----------------------------------------------
                                 7  SOLE DISPOSITIVE POWER
                                       -0-

                                 -----------------------------------------------
                                 8  SHARED DISPOSITIVE POWER
                                     3,654,002

  ------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,654,002

  ------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           |_|
        CERTAIN SHARES
  ------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                51.87%
  ------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

                               IN
  ------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------------------------            -------------------------------
CUSIP No. 005018-10-6                                         Page 8 of 13 Pages
-------------------------------------            -------------------------------

  ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Leon Y. Recanati

  ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                   (b)   |_|

  ------------------------------------------------------------------------------
  3    SEC USE ONLY

  ------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel

  ------------------------------------------------------------------------------
  NUMBER OF                      5  SOLE VOTING POWER
  SHARES                                 -0-
  BENEFICIALLY                   -----------------------------------------------
  OWNED BY EACH                  6  SHARED VOTING POWER
  REPORTING                             3,654,002
  PERSON WITH
                                 -----------------------------------------------
                                 7  SOLE DISPOSITIVE POWER
                                         -0-

                                 -----------------------------------------------
                                 8  SHARED DISPOSITIVE POWER
                                        3,654,002

  ------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              3,654,002

  ------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           |_|
        CERTAIN SHARES
  ------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                51.87%
  ------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

                               IN
  ------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------------------------            -------------------------------
CUSIP No. 005018-10-6                                         Page 9 of 13 Pages
-------------------------------------            -------------------------------

  ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Judith Yovel Recanati

  ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   |X|
                                                                  (b)   |_|

  ------------------------------------------------------------------------------
  3    SEC USE ONLY

  ------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
  ------------------------------------------------------------------------------
  NUMBER OF                      5  SOLE VOTING POWER
  SHARES                                 -0-
  BENEFICIALLY                   -----------------------------------------------
  OWNED BY EACH                  6  SHARED VOTING POWER
  REPORTING                             3,654,002
  PERSON WITH
                                 -----------------------------------------------
                                 7  SOLE DISPOSITIVE POWER
                                         -0-

                                 -----------------------------------------------
                                 8  SHARED DISPOSITIVE POWER
                                        3,654,002

  ------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              3,654,002

  ------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          |_|
        CERTAIN SHARES
  ------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                51.87%
  ------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

                               IN
  ------------------------------------------------------------------------------

          This Amendment No. 2 to Schedule 13G is filed by the Reporting Persons who, by reason of their direct or indirect ownership of outstanding shares of Liraz Systems Ltd. ("Liraz"), which has filed a Schedule 13G, as amended, in respect of its beneficial ownership of shares of the Level 8 Systems, Inc., may be deemed to share the power to vote or dispose of such shares. Unless otherwise defined in this Amendment No. 2 to Schedule 13G, capitalized terms used in this Amendment No. 2 are defined in this Statement on Schedule 13G, as previously filed.

          The following amends Items 2 and 4 of this Statement on Schedule 13G, as previously filed.

Item 2.   REPORTING PERSONS AND CLASS OF SECURITIES.

          (a), (b) and (c): In March 1997, Mr. Jacob Recanati died and ceased to be a Reporting Person. Mrs. Elaine Recanati, a United States citizen whose residence is located at 57 Margalit Street, Haifa, Israel is hereby added as a Reporting Person. Mrs. Recanati is the widow of Mr. Jacob Recanati.

          Mr. Raphael Recanati and Mrs. Elaine Recanati are brother-in-law and sister-in-law and Mr. Leon Y. Recanati and Mrs. Judith Yovel Recanati are brother and sister and are the nephew and niece of Mr. Raphael Recanati and Mrs. Elaine Recanati. Companies controlled by Raphael Recanati, Elaine Recanati, Leon Y. Recanati and Judith Yovel Recanati together beneficially owned 52.47% of equity and voting power of IDB Holding as of December 31, 1997. Mr. Raphael Recanati is the Chairman of the Board of Directors of IDB Holding, IDB Development and PEC. Mr. Leon Y. Recanati is the Joint Managing Director of IDB Holding and is a director of IDB Development.

Item 4.   OWNERSHIP.

          None of the Reporting Persons owns directly any shares of Common Stock. The Reporting Persons are advised by Liraz that as of December 31, 1997 Liraz and its wholly-owned subsidiary, Liraz Export (1990) Ltd. ("Liraz Export"), beneficially owned 3,654,002 shares of Common Stock, which represented 51.87% of the 7,044,634 outstanding shares of Common Stock. Reference is made to Item 4 of the Schedule 13G filed by Liraz and Liraz Export.


                                   Page 10 of 13 pages

          The Reporting Persons are advised by Liraz that there were 5,222,998 outstanding ordinary shares of Liraz as of December 31, 1997. As of December 31, 1997, various of the Reporting Persons shared the power to vote and dispose of 1,656,766 ordinary shares of Liraz, or approximately 31.7% of the outstanding ordinary shares of Liraz. As of such date, PEC and DIC each beneficially owned 828,383 ordinary shares of Liraz, or approximately 15.86% of the outstanding ordinary shares of Liraz. As of such date, IDB Development, by reason of its ownership interests in PEC and DIC, and IDB Holding, by reason of its ownership interest in IDB Development, shared the power to vote and dispose of 1,656,766 ordinary shares of Liraz. In addition, as of such date, PEC and DIC held options to purchase 381,035 ordinary shares of Liraz and 381,036 ordinary shares of Liraz, respectively, or approximately 6.4% of Liraz each after exercise of such options.

          Mr. Arie Kilman, the Chief Executive Officer of the Issuer and the Chairman of the Board of Directors and President of Liraz, PEC and DIC are parties to a shareholders agreement (the "Liraz Shareholders Agreement") pursuant to which Mr. Kilman, PEC and DIC have agreed to act together to elect directors of Liraz and for certain other purposes. The Reporting Persons have been advised that Mr. Kilman beneficially owns 1,170,670 ordinary shares of Liraz, or approximately 22.4% of the outstanding ordinary shares of Liraz. By virtue of the Liraz Shareholders Agreement, the Reporting Persons may be deemed to share the power to vote and dispose of the ordinary shares of Liraz owned by Mr. Kilman but the Reporting Persons disclaim beneficial ownership of such ordinary shares of Liraz.

          The Reporting Persons may by reason of their interest in and relationships with Liraz be deemed to share voting power and dispositive power with respect to the 3,654,002 shares of Common Stock of the Issuer owned by Liraz and Liraz Export.



                                   Page 11 of 13 pages

SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this amendment to the Statement is true, complete and correct.

February 13, 1998        PEC ISRAEL ECONOMIC CORPORATION
                         DISCOUNT INVESTMENT CORPORATION LTD.
                         IDB DEVELOPMENT CORPORATION LTD.
                         IDB HOLDING CORPORATION LTD.
                         RAPHAEL RECANATI
                         ELAINE RECANATI
                         LEON RECANATI
                         JUDITH YOVEL RECANATI

                    By:  PEC ISRAEL ECONOMIC CORPORATION

                    By:   /s/ JAMES I. EDELSON
                         -------------------------------
                         James I. Edelson, Executive Vice
                         President of PEC Israel Economic
                         Corporation for itself and on behalf of
                         Discount Investment Corporation Ltd.,
                         IDB Development Corporation Ltd., IDB
                         Holding Corporation Ltd., Raphael
                         Recanati, Elaine Recanati, Leon Recanati
                         and Judith Yovel Recanati pursuant to
                         the agreements annexed as Exhibits 1-4
                         and 6 and 7 to amendment no. 1 to Schedule 13G and as
                         Exhibit 1 hereto.






                                   Page 12 of 13 pages

                                    EXHIBIT INDEX





Exhibit 1 Agreement dated January 30, 1998 between Elaine Recanati and PEC authorizing PEC to file this Schedule 13G and any amendment hereto on behalf of Mrs. Recanati.





























                                   Page 13 of 13 pages